Securian Financial Group, Inc.

400 Robert Street North

St. Paul, MN 55101-2098

651-665-3500

securian.com

April 28, 2022

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4644

Re:	Minnesota Life Insurance Company

Minnesota Life Variable Annuity Account

File Numbers: 333-212515 and 811-04294

Dear Commissioners:

On behalf of Minnesota Life Insurance Company (the “Company”) and Minnesota Life Variable Annuity Account, we are filing this letter as correspondence to the Form N-4 registration statement referenced above (the “Registration Statement”). The letter responds to verbal comments received by the Company from the staff of the Securities and Exchange Commission (“SEC”) on April 7, 2022, and April 18, 2022, and provides supplemental information regarding changes the Company is making to the Variable Annuity Contract (the “Contract”) described in the prospectus to the Registration Statement. Those changes will be disclosed in a prospectus included in post-effective amendment No. 16 to the Registration Statement.

As a threshold matter, the Contract is not designed as a typical advisor fee annuity described in the SEC’s public comment letter dated April 6, 2021, and it does not contain all the features discussed in the various private letter rulings issued by the Internal Revenue Service. Specifically, the Contract does not provide for the payment of the advisory fee directly from the Contract value and the Company has not developed system capabilities to directly transfer such fees to advisors. Consequently, no separate advisory fee authorization agreement among the Company, contract owner and financial advisor exists. Although a contract owner may choose to take a withdrawal from the Contract value and subsequently pay the advisory fee from such proceeds, such withdrawal is treated as any other withdrawal under the Contract. The following responses to the SEC Staff’s comments reflect the fact that although the Contract is sold through registered investment advisors, the Contract is not designed as a typical advisor fee annuity because it does not provide for the deduction of the advisory fee directly from the Contract value.

Below are responses to the SEC Staff’s comments. For the SEC Staff’s convenience, each of the SEC Staff’s comments is set forth below, and then the response follows.

* * * * * * * * *

1. General Comment.

Since the Contract is available through third-party financial intermediaries who charge an advisory fee for their services, there are a number of comments that should be addressed in the referenced public comment letter (see pages 3-5 of the referenced letter).

https://www.sec.gov/Archives/edgar/data/1048606/000000000021005342/filename1.pdf

Response:

The Company acknowledges the comments in the public comment letter dated April 6, 2021, and has addressed most of those disclosure issues as set forth in the remainder of this response to the SEC Staff comments.

2. Key Information Table

The Key Information Table should contain active hyper-links to the cross-referenced sections of the statutory prospectus.

Response:

The Company has updated the Key Information Table to include active hyper-links to the cross-referenced sections of the statutory prospectus.

3. Cover Page.

Please include a disclosure stating that the Contract is available through third-party financial intermediaries who charge an advisory fee for their services and that this fee is in addition to the Contract fees and expenses.

Response:

The Company has revised the first sentence of the Cover Page to read as follows:

“This Prospectus describes an individual, flexible payment, Variable Annuity Contract (“the Contract”) offered to purchasers who pay periodic fees for brokerage/advisory services instead of sales charges. Any fee that is charged by your financial professional is in addition to the fees and expenses that apply to your Contract described in this prospectus. Although a contract owner may choose to take a withdrawal from the Contract value and subsequently pay the advisory fee from such proceeds, the Contract does not provide for a mechanism for the direct payment of the advisory fee from the Contract Value to your financial professional. Any withdrawal taken by you to pay the advisory fee is treated the same as any other withdrawal under the Contract.”

4. Cover Page.

If applicable, the SEC Staff notes that if a Contract owner elects to pay the advisory fee from his or her Contract value, then this deduction may reduce the death benefits and other guaranteed benefits available under the Contract and may be subject to federal and state income taxes and a ten percent (10%) federal income tax penalty.

Response:

The Company acknowledges the SEC Staff comment and has added an additional disclosure as a new second paragraph to the Cover page to read as follows:

“If you elect to take a withdrawal to pay the advisory fee from your Contract Value, then this deduction may reduce the death benefits and other guaranteed benefits available under the Contract, and such deduction may be subject to federal and state income taxes and a ten percent (10%) federal income tax penalty.”

5. Key Information Table – Transaction Charges.

If applicable, the SEC Staff notes that if an advisor charges a flat fee for investment advice, please modify the disclosure to state that advisory charges also may be deducted from the Contract value to pay financial intermediaries.

Response:

The Contract is not designed to provide a mechanism for the deduction of the advisory fee directly from the Contract value, although a Contract owner may take an ordinary withdrawal and subsequently pay the advisory fee from such withdrawal. No separate advisory fee authorization agreement among the Company, contract owner and financial advisor exists and there is no direct mechanism exists to pay an advisory fee from the Contract value. Therefore, the Company respectfully declines to add the requested disclosure.

6. Key Information Table – Ongoing Charges and Expenses.

Please modify the legend that ongoing fees and expenses do not reflect any advisory fees paid to financial intermediaries from the Contract value or other assets of the owner, and clarify that if such expenses were reflected, the ongoing fees and expenses would be higher.

Response:

The Company has added the following to the end of the legend in the Ongoing Charges and Expenses row of the Key Information Table:

“These fees and expenses do not reflect any advisory fees paid to financial intermediaries from the Contract Value or other assets of the Contract owner; if such charges were reflected, the fees and expenses would be higher.”

7. Key Information Table – Ongoing Charges and Expenses.

Please add “or advisory fees” to both bullets reading “No sales charges.”

Response:

The Company has added “or advisory fees” to both bullets to now read “No sales charges or advisory fees.”

8. Key Information Table – Optional Benefits.

Please include a disclosure stating that if a Contract owner elects to pay the advisory fee from his or her Contract value, then this deduction may reduce the death benefits and other guaranteed benefits available under the Contract and may be subject to federal and state income taxes and a ten percent (10%) federal income tax penalty.

Response:

The Company has added an additional paragraph to the Optional Benefits section of the Key Information Table to read as follows:

“If you elect to take a withdrawal to pay the advisory fee from your Contract Value, then this deduction may reduce the death benefits and other guaranteed benefits available under the Contract, and such deduction may be subject to federal and state income taxes and a ten percent (10%) federal income tax penalty. Please see the section titled ‘Federal Tax Status’ for more information.”

9. An Overview of Contract Features – Contract Features.

Please include a disclosure stating that if a Contract owner elects to pay the advisory fee from his or her Contract value, then this deduction may reduce the death benefits and other guaranteed benefits available under the Contract and may be subject to federal and state income taxes and a ten percent (10%) federal income tax penalty.

Response:

The Company has added an additional paragraph at the end of the Contract Features sub-section to read as follows:

“If you elect to take a withdrawal to pay the advisory fee from your Contract Value, then this deduction may reduce the death benefits and other guaranteed benefits available under the Contract, and such deduction may be subject to federal and state income taxes and a ten percent (10%) federal income tax penalty.”

10. An Overview of Contract Features – Contract Features.

Please include a disclosure directing readers to the Material Contract Variations by State section of the prospectus for additional information regarding material state variations.

Response:

The Company has added an additional second sentence to the second paragraph of the Contract Features sub-section to read as follows:

“Please see the section titled ‘Material Contract Variations by State’ for more information.”

11. Fee Table – Narrative Description.

Please include a disclosure in the introductory narrative stating that the fees and expenses disclosed in the Fee Table do not reflect any advisory fees paid to financial intermediaries from the Contract value or assets of the Contract owner, and if such charges were reflected, the fees and expenses would be higher.

Response:

The Company has added an additional second paragraph in the introductory narrative preceding the Fee Table to read as follows:

“The fees and expenses described in the tables do not reflect any advisory fees paid to financial professionals from the Contract Value or other assets of the Contract Owner; if such charges were reflected, the fees and expenses would be higher.”

12. Fee Table – Expense Example.

Please include a disclosure in the expense example stating that the fees and expenses disclosed in the table do not reflect any advisory fees paid to financial intermediaries from the Contract value or assets of the Contract owner, and if such charges were reflected, the fees and expenses would be higher.

Response:

The Company has added an additional second paragraph to the expense example to read as follows:

“These fees and expenses described in the Example do not reflect any advisory fees paid to financial professionals from the Contract Value or other assets of the Contract Owner; if such charges were reflected, the fees and expenses would be higher.”

13. Fee Table – Expense Example.

Please include a completed expense example for review by the SEC Staff.

Response:

The Company has included completed expense example in the blacklined copy of the Registration Statement included herewith.

14. Principal Risks of Investing in the Contract.

Please include a narrative description stating that if a Contract owner elects to pay the advisory fee from his or her Contract value, then this deduction may reduce the death benefits and other guaranteed benefits available under the Contract and may be subject to federal and state income taxes and a ten percent (10%) federal income tax penalty.

Response:

The Company has added an additional risk disclosure at the end of the Principal Risks of Investing in the Contract Section to read as follows:

“Risks Associated with Advisory Fee: If you elect to take a withdrawal to pay the advisory fee from your Contract Value, then this deduction may reduce the death benefits and other guaranteed benefits available under the Contract, and such deduction may be subject to federal and state income taxes and a ten percent (10%) federal income tax penalty.”

15. Contract Charges and Fees.

For each of the charges and fees listed in this section, please disclose the basis on which the fee is calculated. The prospectus should disclose how and when the fee will be deducted. Also, please provide a brief discussion of the advisory fee authorization agreement between the issuer and Contract owner including how the contract owner may terminate the agreement. Finally, if the advisory fees are deducted from the Contract, include general account options, and when describing the calculation of the fixed account, the deduction of advisory fees should be explained.

Response:

Both the Base Contract Expense and the Administrative Charge are deducted daily at an annual rate of 0.15% of the net asset value of the Variable Annuity Account. The blacklined copy of the Registration Statement included herewith reflects when those two fees are deducted, and all other charges and fees listed in this section disclose the basis on which the fee is calculated and how and when such fees are deducted.

The Contract does not provide for the payment of the advisory fee directly from the Contract value, and no separate advisory fee authorization agreement among the Company, contract owner and financial advisor exists.

The Company has added a second paragraph to the Contract Charges and Fees – Deferred Sales Charge sub-section explaining how withdrawals used to pay the advisory fee affect the variable and fixed account options.

“Unless you tell us otherwise, withdrawals (including systematic withdrawals and withdrawals used to pay any advisory fee) will be made from the Variable Annuity Account and any amounts in the DCA Fixed Account on a Pro-Rata Basis. Your Contract Value will be reduced by the amount of your withdrawal and any applicable DSC.”

16. Modification and Termination of the Contract.

In the Termination section, please clarify if there are any carveouts for the MyPath riders since the purpose of these riders is to continue payments once the contract value is exhausted.

Response:

The Company has revised the third bullet of the second paragraph of the Modification and Termination of the Contract section to read “subject to the MyPath Lifetime Income optional riders, which offer a guaranteed lifetime withdrawal benefit, the Contract Value of the contract is less than $2,000.” .

17. Material Contract Variations by State.

Please confirm that the only material contract state variation is the Deferred Sales Charge in California.

Response:

The Company has added a disclosure stating that in Montana, the Contract is issued on a unisex basis and all annuitization rates will be calculated on a unisex basis. The Company confirms that the California and Montana variations listed in the Material Contract Variations by State table are the only two material state variations under the Contract.

18. Death Benefits – Before Annuity Payments Begin.

Please disclose the impact of withdrawals on the various optional benefit riders.

Response:

The Company has added a second sentence to the second paragraph of the Death Benefits – Before Annuity Payments Begin sub-section to read as follows:

“If you elect to take a withdrawal to pay the advisory fee from your Contract Value , then this deduction will be treated as a withdrawal and may significantly reduce the death benefits available under the Contract.”

Numerical examples illustrating the impact of withdrawals used to pay the advisory fee on the various optional benefit riders are provided in Appendix I attached hereto and are reflected in the blacklined copy included herewith.

19. MyPath Lifetime Income Optional Riders.

Please provide a short narrative description of each MyPath Lifetime Income rider for purposes of distinguishing between the various riders.

Response:

The Company has added a second, third and fourth additional sentences to the second full paragraph of the MyPath Lifetime Income Optional Riders section to read as follows:

“In general, MyPath Edge is designed for Owners who plan to wait between zero and three years before taking withdrawals, MyPath Horizon is designed for Owners who plan to wait between three and eight years before taking withdrawals, and MyPath Journey is designed for Owners who plan to wait nine or more years before taking withdrawals. Your financial professional can provide additional information about these riders. Please talk to him or her if you have additional questions.”

20. Death Benefits.

If advisory fees are deducted from the Contract value, the deduction of those fees may be treated by the insurer as withdrawals under the Contract. If so, the prospectus must clearly disclose this and address how such deductions will impact various transactions and benefits under the Contract including how each deduction will reduce death benefits and any guaranteed benefit values. The disclosure should also be clear as to whether these withdrawals will reduce values on a dollar-for-dollar basis or proportionately. If such withdrawals will be treated as a proportionate deduction, there should be prominent disclosure stating that deductions of the advisory fee from the Contract value could reduce the relevant value significantly and by substantially more than the actual amount of the deduction. An example demonstrating the impact of advisory fees on benefits should be provided for each such benefit that is impacted.

Response:

The Company has added a third paragraph to the Death Benefits – Before Annuity Payments Begin sub-section to read as follows:

“If you elect to take a withdrawal to pay the advisory fee from your Contract Value, the withdrawal will reduce your Contract Value. The withdrawal will have the same tax effect and effect on Contract benefits as any other withdrawal you make from your Contract. For each withdrawal, including withdrawals of your advisory fee from Contract Value, the death benefit and optional enhanced death benefit is reduced on a Pro-rata Basis by the percentage of the Contract Value withdrawn. This method of calculating reductions could reduce the relevant values significantly, and by substantially more than the actual amount of the withdrawal.”

Numerical examples illustrating the impact of withdrawals used to pay the advisory fee on the various optional benefit riders are provided in Appendix I attached hereto and are reflected in the blacklined copy included herewith.

21. Optional Living Benefit Riders – MyPath Lifetime Income Optional Riders.

Please include a disclosure similar to that of Comment 20 above stating that if advisory fees are deducted from the Contract value, the deduction of those fees may be treated by the insurer as withdrawals under the Contract. If so, the prospectus must clearly disclose this and address how such deductions will impact any guaranteed benefit values under the MyPath Lifetime Income riders.

Response:

The Company has added a third paragraph to the Optional Living Benefit Riders – MyPath Lifetime Income Optional Riders sub-section to read as follows:

“If you elect to take a withdrawal to pay the advisory fee from your Contract Value, the withdrawal will reduce your Contract Value. The withdrawal will have the same tax effect and effect on Contract benefits as any other withdrawal you make from your Contract. For each withdrawal, including withdrawals of your advisory fee from Contract Value, the guaranteed benefits under the MyPath Lifetime Income optional riders are reduced on a Pro-rata Basis by the percentage of the Contract Value withdrawn. This method of calculating reductions could reduce the relevant values significantly, and by substantially more than the actual amount of the withdrawal.”

22. Benefits Table.

The impact of advisory fees should be listed as a restriction in the benefits table. Given the significant effect such reductions could have on Contract benefits, Contract owners should be encouraged to discuss with their financial intermediaries the impact of deducting advisory fees from the Contract value prior to making an election. If the insurer will not treat the deduction of advisory fees as withdrawals under the Contract, this should clearly be disclosed. The prospectus should also state that the deduction of fees from the Contract Value will reduce the Contract value, which could reduce the death benefit as well as reduce the potential for increases in any guaranteed benefits. Also, please provide an example demonstrating the impact of advisory fee deductions over time on the Contract value and death benefit.

Response:

The Benefits Table has been revised to read as follows:

“

Name of Benefit	Purpose	Is Benefit Standard or Optional	Maximum Fee	Brief Description of Restrictions/Limitations

Standard Death Benefit	Provides a death benefit to your designated beneficiaries should you die prior to Annuity Payments beginning	Standard	N/A	Is reduced on a Pro-rata Basis for withdrawals, including withdrawals from Contract Value to cover the advisory fee.

Return of Purchase Payments Death Benefit (ROPP DB)	Provides for a death benefit equal to the sum of Purchase Payments adjusted on a Pro-rata Basis for any amounts previously withdrawn.	Optional	0.15% (as a percentage of the ROPP DB for ages 0-70 at issue) and 0.35% (as a percentage of the ROPP DB for ages 71-75 at issue)	• May not be elected with any optional living benefit riders. • Is reduced on a Pro-rata Basis for withdrawals, including withdrawals from Contract Value to cover the advisory fee.

MyPath Ascend 2.0*	Guarantees that in each Contract Year, beginning on the benefit date, you may elect to receive an amount up to the Guaranteed Annual Income until the death of the Designated Life (Single Version) or until the death of both Designated Lives (Joint Version)	Optional	2.25% (as a percentage of the greater of the Contract Value or Benefit Base)

•  Requires that the full Contract Value be allocated to Sub-Accounts of the Variable Annuity Account according to an allocation plan approved by us for use with the rider. May not be used with any other optional benefit riders.

•  Withdrawals, including withdrawals from Contract Value to cover the advisory fee, may reduce the guaranteed benefits available under this rider.

MyPath Core Flex*	Guarantees that in each Contract Year, beginning on the benefit date, you may elect to receive an amount up to the Guaranteed Annual Income until the death of the Designated Life (Single Version) or until the death of both Designated Lives (Joint Version)	Optional	2.00% (as a percentage of the greater of the Contract Value or Benefit Base)

•  Requires that the full Contract Value be allocated to Sub-Accounts of the Variable Annuity Account according to an allocation plan approved by us for use with the rider.

•  Withdrawals, including withdrawals from Contract Value to cover the advisory fee, may reduce the guaranteed benefits available under this rider.

MyPath Edge	Guarantees that in each Contract Year, beginning on the benefit date, you may elect to receive an amount up to the Guaranteed Annual Income until the death of the Designated Life (Single Version) or until the death of both Designated Lives (Joint Version)	Optional	2.25% (as a percentage of the greater of the Contract Value or Benefit Base)

•  Requires that the full Contract Value be allocated to Sub-Accounts of the Variable Annuity Account according to an allocation plan approved by us for use with the rider. May not be used with any other optional benefit riders.

•  Withdrawals, including withdrawals from Contract Value to cover the advisory fee, may reduce the guaranteed benefits available under this rider.

MyPath Horizon	Guarantees that in each Contract Year, beginning on the benefit date, you may elect to receive an amount up to the Guaranteed Annual Income until the death of the Designated Life (Single Version) or until the death of both Designated Lives (Joint Version)	Optional	2.25% (as a percentage of the greater of the Contract Value or Benefit Base)

•  Requires that the full Contract Value be allocated to Sub-Accounts of the Variable Annuity Account according to an allocation plan approved by us for use with the rider. May not be used with any other optional benefit riders.

•  Withdrawals, including withdrawals from Contract Value to cover the advisory fee, may reduce the guaranteed benefits available under this rider.

MyPath Journey	Guarantees that in each Contract Year, beginning on the benefit date, you may elect to receive an amount up to the Guaranteed Annual Income until the death of the Designated Life (Single Version) or until the death of both Designated Lives (Joint Version)	Optional	2.25% (as a percentage of the greater of the Contract Value or Benefit Base)

•  Requires that the full Contract Value be allocated to Sub-Accounts of the Variable Annuity Account according to an allocation plan approved by us for use with the rider.
May not be used with any other optional benefit riders.

•  Withdrawals, including withdrawals from Contract Value to cover the advisory fee, may reduce the guaranteed benefits available under this rider.

MyPath Summit*	Guarantees that in each Contract Year, beginning on the benefit date, you may elect to receive an amount up to the Guaranteed Annual Income until the death of the Designated Life (Single Version) or until the death of both Designated Lives (Joint Version)	Optional	2.25% (as a percentage of the greater of the Contract Value or Benefit Base)

•  Requires that the full Contract Value be allocated to Sub-Accounts of the Variable Annuity Account according to an allocation plan approved by us for use with the rider.
May not be used with any other optional benefit riders.

•  Withdrawals, including withdrawals from Contract Value to cover the advisory fee, may reduce the guaranteed benefits available under this rider.

MyPath Value*	Guarantees that in each Contract Year, beginning on the benefit date, you may elect to receive an amount up to the Guaranteed Annual Income until the death of the Designated Life (Single Version) or until the death of both Designated Lives (Joint Version)	Optional	1.00% (as a percentage of the greater of the Contract Value or Benefit Base)

•  Requires that the full Contract Value be allocated to Sub-Accounts of the Variable Annuity Account according to an allocation plan approved by us for use with the rider. May not be used with any other optional benefit riders.

•  Withdrawals, including withdrawals from Contract Value to cover the advisory fee, may reduce the guaranteed benefits available under this rider.

*	Indicates optional benefits that are no longer available for purchase.

If you have your advisory fee withdrawn from the Contract Value, the withdrawal will have the same effect on the death benefit as any other withdrawal you make from your Contract. Given the significant effect such reductions could have on the death benefit, you should discuss the impact of withdrawing advisory fees from Contract Value with your financial professional prior to making any elections.”

Numerical examples illustrating the impact of withdrawals used to pay the advisory fee on the various optional benefit riders are provided in Appendix I attached hereto and are reflected in the blacklined copy included herewith.

23. Purchase Payments and Value of the Contract – Crediting Accumulation Units.

If advisory fees are deducted from the Contract value, please disclose that the deduction of advisory fees will result in the cancellation of accumulation units.

Response:

The Company has added a final sentence to the first paragraph of the Purchase Payments and Value of the Contract – Crediting Accumulation Units to read as follows:

“If you elect to take a withdrawal to pay the advisory fee from your Contract Value, such withdrawal will result in the cancellation of Accumulation Units.”

24. Federal Tax Status – Penalty Tax on Premature Distributions.

Please describe potential tax consequences for the deduction of advisory fees from the Contract value.

Response:

The Company has added a second sentence to the first paragraph of the Federal Tax Status – Penalty Tax on Premature Distributions sub-section to read as follows:

“If you elect to take a withdrawal to pay the advisory fee from your Contract Value, such withdrawal may be subject to federal and state income taxes and a 10% federal penalty tax.”

25. Appendix A – Portfolio Companies Available Under the Contract.

Because the Contract does not contemplate platform charges, please delete the reference to platform charges.

Response:

The reference to platform charges has been deleted.

26. Appendix A – Portfolio Companies Available Under the Contract.

Please remove the line-item reference to the Series Fund to the extent it can be provided in the Company Name Column.

Response:

The Company acknowledges the SEC Staff’s comment.

27. Statement of Additional Information – Performance – Total Returns.

Please add a disclosure stating that yields and total returns do not reflect advisory fees, and if such charges were reflected, performance would be lower.

Response:

The Company has added the following sentence as the last sentence to the Total Returns sub-section of the Statement of Additional Information:

“Total returns do not reflect any advisory fees paid to your financial professional from Contract Value or other assets of the owner. If such charges would be reflected, your total returns would be lower.”

* * * * * * * * *

The Company believes that the changes noted above satisfy all of the SEC staff’s comments. When the Company receives notice from the SEC Staff that it should proceed with the filing of its post-effective amendment, all of the above proposed changes will be incorporated into post-effective amendment No. 16 to the Registration Statement. If there are additional questions or comments, please contact the undersigned at (651) 665-2626.

Very truly yours,

/s/ Thomas P. Trier

Thomas P. Trier

Counsel

APPENDIX I – WITHDRAWAL FEE EXAMPLES

Appendix C—Examples of the Return of Purchase Payments Death Benefit Option

Example #5 – Annual Withdrawal from Contract Value to Pay 1% Advisory Fee

This example is based on the advisory fee equaling one percent (1%) of Contract Value measured at the beginning of the applicable Contract Year.

Contract Anniversary	Age	Contract Value before Activity	Purchase Payments Received	Withdrawal Amount	Contract Value after Activity	Return of PP DB	Death Benefit Payable
Beginning of Year 1	63	—	$100,000	—	$100,000	$100,000	$100,000
Activity	63	$103,000	—	$1,000	$102,000	$99,029	$102,000
Beginning of Year 2	64	$98,000	—	—	$98,000	$99,029	$99,029
Activity	64	$95,000	—	$980	$94,020	$98,008	$98,008
Beginning of Year 3	65	$90,000	—	—	$90,000	$98,008	$98,008
Activity	65	$93,000	—	$900	$92,100	$97,059	$97,059
Beginning of Year 4	66	$100,000	—	—	$100,000	$97,059	$100,000
Activity	66	$102,000	—	$1,000	$101,000	$96,108	$101,000

After the first withdrawal

Return of Purchase Payments Death Benefit = Purchase Payments adjusted for withdrawals prior to the withdrawal—[Purchase Payments adjusted for withdrawals prior to the withdrawal x amount of withdrawal / Contract Value prior to the withdrawal] = $100,000—[$100,000 x $1,000 / $103,000] = $99,029.

Death Benefit Payable = Maximum of base contract death benefit and ROPP DB = maximum of ($102,000, $99,029) = $102,000.

Appendix D—Examples of the MyPath Core Flex Single and Joint Options

Example #7 – Annual Withdrawal from Contract Value to Pay 1% Advisory Fee

The example below describes a situation where the Contract Owner takes a withdrawal from the Contract Value to pay the advisory fee after the benefit date. This example is based on the advisory fee equaling one percent (1%) of Contract Value measured at the beginning of the applicable Contract Year.

percentage.

Contract Anniversary	Age	Contract Value before Activity	Purchase Payments Received	Withdrawal Amount	Contract Value after Activity	Benefit Base	Enhancement Base	Annual Income Percentage	Guaranteed Annual Income
Beginning of Year 1	63	—	$100,000	—	$100,000	$100,000	$100,000	4.10%	$4,100
Activity	63	$103,000	—	$1,000	$102,000	$100,000	$100,000	4.10%	$4,100
Beginning of Year 2	64	$98,000	—	—	$98,000	$100,000	$100,000	4.10%	$4,100
Activity	64	$95,000	—	$980	$94,020	$100,000	$100,000	4.10%	$4,100
Beginning of Year 3	65	$90,000	—	—	$90,000	$100,000	$100,000	4.10%	$4,100
Activity	65	$93,000	—	$900	$92,100	$100,000	$100,000	4.10%	$4,100
Beginning of Year 4	66	$100,000	—	—	$100,000	$100,000	$100,000	4.10%	$4,100
Activity	66	$102,000	—	$1,000	$101,000	$100,000	$100,000	4.10%	$4,100

Each withdrawal being made is less than or equal to the GAI, so for each withdrawal, there is no impact to the Benefit Base and there is no impact to the Enhancement Base.

After the first withdrawal is made, the annual income percentage will no longer change except in the case of a benefit base reset.

Appendix E—Examples of the MyPath Summit Single and Joint Options

Example #7 – Annual Withdrawal from Contract Value to Pay 1% Advisory Fee

The example below describes a situation where the Contract Owner takes a withdrawal from the Contract Value to pay the advisory fee after the benefit date. This example is based on the advisory fee equaling one percent (1%) of Contract Value measured at the beginning of the applicable Contract Year.

Contract Anniversary	Age	Contract Value before Activity	Purchase Payments Received	Withdrawal Amount	Contract Value after Activity	Benefit Base	Annual Income Percentage	Guaranteed Annual Income
Beginning of Year 1	63	—	$100,000	—	$100,000	$100,000	4.35%	$4,350
Activity	63	$103,000	—	$1,000	$102,000	$100,000	4.35%	$4,350
Beginning of Year 2	64	$98,000	—	—	$98,000	$100,000	4.35%	$4,350
Activity	64	$95,000	—	$980	$94,020	$100,000	4.35%	$4,350
Beginning of Year 3	65	$90,000	—	—	$90,000	$100,000	4.35%	$4,350
Activity	65	$93,000	—	$900	$92,100	$100,000	4.35%	$4,350
Beginning of Year 4	66	$100,000	—	—	$100,000	$100,000	4.35%	$4,350
Activity	66	$102,000	—	$1,000	$101,000	$100,000	4.35%	$4,350

Each withdrawal being made is less than or equal to the GAI, so for each withdrawal, there is no impact to the Benefit Base and there is no impact to the Enhancement Base.

After the first withdrawal is made, the annual income percentage will no longer change except in the case of a benefit base reset.

Appendix F—Examples of the MyPath Value Single and Joint Options

Example #7 – Annual Withdrawal from Contract Value to Pay 1% Advisory Fee

The example below describes a situation where the Contract Owner takes a withdrawal from the Contract Value to pay the advisory fee after the benefit date. This example is based on the advisory fee equaling one percent (1%) of Contract Value measured at the beginning of the applicable Contract Year.

Contract Year	Age	Contract Value before Activity	Purchase Payments Received	Withdrawal Amount	Contract Value after Activity	Benefit Base	Annual Income Percentage	Guaranteed Annual Income
Beginning of Year 1	63	—	$100,000	—	$100,000	$100,000	4.10%	$4,100
Activity	63	$103,000	—	$1,000	$102,000	$100,000	4.10%	$4,100
Beginning of Year 2	64	$98,000	—	—	$98,000	$100,000	4.10%	$4,100
Activity	64	$95,000	—	$980	$94,020	$100,000	4.10%	$4,100
Beginning of Year 3	65	$90,000	—	—	$90,000	$100,000	4.10%	$4,100
Activity	65	$93,000	—	$900	$92,100	$100,000	4.10%	$4,100
Beginning of Year 4	66	$100,000	—	—	$100,000	$100,000	4.10%	$4,100
Activity	66	$102,000	—	$1,000	$101,000	$100,000	4.10%	$4,100

Each withdrawal being made is less than or equal to the GAI, so for each withdrawal, there is no impact to the Benefit Base and there is no impact to the Enhancement Base.

After the first withdrawal is made, the annual income percentage will no longer change except in the case of a benefit base reset.

Appendix G—Examples of the MyPath Ascend 2.0 Single, Joint, and Joint 50 Options

Example #9 – Annual Withdrawal from Contract Value to Pay 1% Advisory Fee

The example below describes a situation where the Contract Owner takes a withdrawal from the Contract Value to pay the advisory fee after the benefit date. This example is based on the advisory fee equaling one percent (1%) of Contract Value measured at the beginning of the applicable Contract Year.

Contract Anniversary	Age	Contract Value before Activity	Purchase Payments Received	Withdrawal Amount	Contract Value after Activity	Benefit Base	Enhancement Base	Annual Income Percentage	Guaranteed Annual Income
Beginning of Year 1	63	—	$100,000	—	$100,000	$100,000	$100,000	4.00%	$4,000
Activity	63	$103,000	—	$1,000	$102,000	$100,000	$100,000	4.00%	$4,000
Beginning of Year 2	64	$98,000	—	—	$98,000	$100,000	$100,000	4.00%	$4,000
Activity	64	$95,000	—	$980	$94,020	$100,000	$100,000	4.00%	$4,000
Beginning of Year 3	65	$90,000	—	—	$90,000	$100,000	$100,000	4.00%	$4,000
Activity	65	$93,000	—	$900	$92,100	$100,000	$100,000	4.00%	$4,000
Beginning of Year 4	66	$100,000	—	—	$100,000	$100,000	$100,000	4.00%	$4,000
Activity	66	$102,000	—	$1,000	$101,000	$100,000	$100,000	4.00%	$4,000

Each withdrawal being made is less than or equal to the GAI, so for each withdrawal, there is no impact to the Benefit Base and there is no impact to the Enhancement Base.

After the first withdrawal is made, the annual income percentage will no longer change except in the case of a benefit base reset.

Appendix I—Examples of the MyPath Horizon Single, Joint, and Joint 50 Options

Example #8 – Annual Withdrawal from Contract Value to Pay 1% Advisory Fee

The example below describes a situation where the Contract Owner takes a withdrawal from the Contract Value to pay the advisory fee after the benefit date. This example is based on the advisory fee equaling one percent (1%) of Contract Value measured at the beginning of the applicable Contract Year.

Contract Anniversary	Age	Contract Value before Activity	Purchase Payments Received	Withdrawal Amount	Contract Value after Activity	Benefit Base	Enhancement Base	Annual Income Percentage	Guaranteed Annual Income
Beginning of Year 1	63	—	$100,000	—	$100,000	$100,000	$100,000	4.00%	$4,000
Activity	63	$103,000	—	$1,000	$102,000	$100,000	$100,000	4.00%	$4,000
Beginning of Year 2	64	$98,000	—	—	$98,000	$100,000	$100,000	4.00%	$4,000
Activity	64	$95,000	—	$980	$94,020	$100,000	$100,000	4.00%	$4,000
Beginning of Year 3	65	$90,000	—	—	$90,000	$100,000	$100,000	4.00%	$4,000
Activity	65	$93,000	—	$900	$92,100	$100,000	$100,000	4.00%	$4,000
Beginning of Year 4	66	$100,000	—	—	$100,000	$100,000	$100,000	4.00%	$4,000
Activity	66	$102,000	—	$1,000	$101,000	$100,000	$100,000	4.00%	$4,000

Each withdrawal being made is less than or equal to the GAI, so for each withdrawal, there is no impact to the Benefit Base and there is no impact to the Enhancement Base.

After the first withdrawal is made, the annual income percentage will no longer change except in the case of a benefit base reset.

Appendix J—Examples of the MyPath Edge Single Level, Single Plus, Joint Level, and Joint Plus Options

Example #9 – Annual Withdrawal from Contract Value to Pay 1% Advisory Fee

The example below describes a situation where the Contract Owner takes a withdrawal from the Contract Value to pay the advisory fee after the benefit date. This example is based on the advisory fee equaling one percent (1%) of Contract Value measured at the beginning of the applicable Contract Year.

Contract Anniversary	Age	Contract Value before Activity	Purchase Payments Received	Withdrawal Amount	Contract Value after Activity	Benefit Base	Enhancement Base	Annual Income Percentage	Guaranteed Annual Income
Beginning of Year 1	63	—	$100,000	—	$100,000	$100,000	$100,000	5.00%	$5,000
Activity	63	$103,000	—	$1,000	$102,000	$100,000	$100,000	5.00%	$5,000
Beginning of Year 2	64	$98,000	—	—	$98,000	$100,000	$100,000	5.00%	$5,000
Activity	64	$95,000	—	$980	$94,020	$100,000	$100,000	5.00%	$5,000
Beginning of Year 3	65	$90,000	—	—	$90,000	$100,000	$100,000	5.00%	$5,000
Activity	65	$93,000	—	$900	$92,100	$100,000	$100,000	5.00%	$5,000
Beginning of Year 4	66	$100,000	—	—	$100,000	$100,000	$100,000	5.00%	$5,000
Activity	66	$102,000	—	$1,000	$101,000	$100,000	$100,000	5.00%	$5,000

Each withdrawal being made is less than or equal to the GAI, so for each withdrawal, there is no impact to the Benefit Base and there is no impact to the Enhancement Base.

After the first withdrawal is made, the annual income percentage will no longer change except in the case of a benefit base reset.

Appendix K—Examples of the MyPath Journey Single, Joint, and Joint 50 Options

Example #8 – Annual Withdrawal from Contract Value to Pay 1% Advisory Fee

The example below describes a situation where the Contract Owner takes a withdrawal from the Contract Value to pay the advisory fee after the benefit date. This example is based on the advisory fee equaling one percent (1%) of Contract Value measured at the beginning of the applicable Contract Year.

Contract Anniversary	Age	Contract Value before Activity	Purchase Payments Received	Withdrawal Amount	Contract Value after Activity	Benefit Base	Enhancement Base	Annual Income Percentage	Guaranteed Annual Income
Beginning of Year 1	63	—	$100,000	—	$100,000	$100,000	$100,000	4.00%	$4,000
Activity	63	$103,000	—	$1,000	$102,000	$100,000	$100,000	4.00%	$4,000
Beginning of Year 2	64	$98,000	—	—	$98,000	$100,000	$100,000	4.00%	$4,000
Activity	64	$95,000	—	$980	$94,020	$100,000	$100,000	4.00%	$4,000
Beginning of Year 3	65	$90,000	—	—	$90,000	$100,000	$100,000	4.00%	$4,000
Activity	65	$93,000	—	$900	$92,100	$100,000	$100,000	4.00%	$4,000
Beginning of Year 4	66	$100,000	—	—	$100,000	$100,000	$100,000	4.00%	$4,000
Activity	66	$102,000	—	$1,000	$101,000	$100,000	$100,000	4.00%	$4,000

Each withdrawal being made is less than or equal to the GAI, so for each withdrawal, there is no impact to the Benefit Base and there is no impact to the Enhancement Base.

After the first withdrawal is made, the annual income percentage will no longer change except in the case of a benefit base reset.